Power Gala Corp.

4515 12th Avenue

Brooklyn, New York 11219

September 29, 2013

VIA EDGAR

Tom Kluck, Branch Chief - Legal

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

Power Gala Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 7, 2013

File No. 333-189401

Dear Mr. Kluck:

We are in receipt of your comment letter dated August 19, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.

We note your response to comment 2 of our comment letter dated July 15, 2013 where you state that you will submit a copy of the private placement memorandum to us. Please supplementally provide us with the private placement memorandum with your next amended filing.

RESPONSE:	We have provided a copy of our offering document with our amended filing.

2.

We note your response to comment 3 of our comment letter dated July 15, 2013. In the forepart of the prospectus, please include an affirmative statement to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

RESPONSE:

We have included a disclosure in the forepart of the prospectus that states that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

3.

We note your response to comment 3 of our comment letter dated July 15, 2013 where you state that "[you] are in discussions with [your] first client who [you] hope will engage [you] for his private affair in the fall of 2013." Please tell us the status of this prospective engagement. If you have entered into a written agreement, please revise your disclosure to provide a summary of the material terms of the agreement and file the agreement as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE:

We are still negotiating with our first potential client and have not entered into any definitive agreement or memorandum of understanding which would be required to be filed as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K at this time.  If and when we secure a material contract with our first client, we will file such agreement pursuant to Item 601(b)(10) during the reporting period reflected by a Form 10-Q or Form 10-K and/or file a necessary Form 8-K.

Notes to Financial Statements

(2) Going Concern, page F-7

4.	We note your response to our prior comment one. Please incorporate the same disclosure into your interim financial statements included in your amended filing.

RESPONSE:	We have revised our notes to our interim financial statements on page F-15 to be consistent with our disclosures on page F-7.

Condensed Unaudited Financial Statements, page F-9

5.

We have reviewed your response to comment number 8. Please amend your registrationstatement to include June 30, 2013 interim financial statements or tell us why it isappropriate to present the current interim financial statements that are for a period of fourmonths. Lastly, please ensure that the amounts presented with your MD&A agree withthe amounts presented within the interim financial statements.

RESPONSE:	We have amended our registration statement to include June 30, 2013 interim financial statements. We have amended our MD&A to reflect the addition of new financial statements.

Plan of Operations, page 22

6.

We note your response to comment 6 of our comment letter dated July 15, 2013. Pleaserevise your disclosure to identify the online wedding website you plan to enroll in and thewebsites you plan to be listed on as an approved vendor. Also tell us whether you haveentered into a written agreement with your officers and director to fund your operations ifyou are unable to raise funds through financing. If so, please revise to summarize thematerial terms of the agreement and file the agreement as an exhibit to the registrationstatement pursuant to Item 601 (b)(10) of Regulation S-K. If not, please revise yourdisclosure to so state and clarify that they are not obligated to fund your operations.Include related risks.

RESPONSE:

On page 22, “Plan of Operations,” we have revised our disclosures about our intentions to enroll in a website.  We have amended this section to clarify that we have not yet begun the process of securing any website vendor agreements.  In addition, we have not entered into any written agreements with our officers or director to fund our operations in the event we are unable to raise funds through financing, and we have disclosed this fact on page 22.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Power Gala Corp.

By:	/s/ Shmuel Ulano
Name: Shmuel Ulano
Title: Chief Executive Officer